Exhibit 99.27

EXECUTION COPY

AGENCY AGREEMENT

May 15, 2020

Greenbrook TMS Inc.

890 Yonge Street, 7th Floor

Toronto, Ontario M4W 3P4

Attention:           Erns Loubser, Chief Financial Officer

Dear Sir:

Bloom Burton Securities Inc. and Clarus Securities Inc. (collectively, the “Co-Lead Agents”) and Canaccord Genuity Corp., Desjardins Securities Inc. and Stifel Nicolaus Canada Inc. (together with the Co-Lead Agents, the “Agents”) understand that Greenbrook TMS Inc. (the “Corporation”) proposes to issue and sell a minimum of 8,484,849 Common Shares (as defined herein) (the “Initial Shares”) and a maximum of 10,909,091 Initial Shares, at a price of $1.65 per Initial Share (the “Offering Price”), for aggregate gross proceeds of a minimum of $14,000,000.85 (the “Minimum Offering”) and a maximum of $18,000,000.15 (the “Maximum Offering”).

In addition, the Corporation hereby grants an option (the “Over-Allotment Option”) to the Agents to arrange for the purchase from the Corporation, on and subject to the terms and conditions contained herein, in whole or in part at any one time, until 11:59 p.m. (Toronto time) on the 30th day following the initial Closing Date (as defined herein), up to an additional 15% of the number of Initial Shares (the “Option Shares”) issued under the Offering (as defined herein) at the Offering Price. If and to the extent that the Co-Lead Agents, on behalf of the Agents, shall have determined to exercise the Over-Allotment Option, the Agents shall have the right to arrange for the purchase of the Option Shares from the Corporation on the same basis as the Initial Shares. If the Co-Lead Agents, on behalf of the Agents, elect to exercise such Over-Allotment Option, in whole or in part, the Co-Lead Agents shall notify the Corporation in writing, which notice shall specify the number of Option Shares to be sold and the date (the “Option Closing Date”) on which such Option Shares are to be purchased. The Option Closing Date may be the same as the initial Closing Date but not earlier than the later of (i) the initial Closing Date and (ii) two Business Days (as defined herein) after the date of receipt by the Corporation of such notice. Option Shares may be purchased solely for the purpose of covering over-allotments and for market stabilization purposes.

Unless the context otherwise requires, all references to “Offered Shares” shall assume the exercise of the Over-Allotment Option and shall include the Option Shares issuable upon the exercise thereof. The offering of the Offered Shares (including, for certainty, any Option Shares issued in connection with the exercise of the Over-Allotment Option) by the Corporation is hereinafter referred to as the “Offering”.

The Offered Shares may be offered to Purchasers (as defined herein) in each of the provinces of Canada (other than Québec) (the “Qualifying Jurisdictions”) pursuant to the Final Prospectus (as defined herein). The Offered Shares may also be offered by the Agents for sale by the Corporation: (i) to Qualified Institutional Buyers (as defined herein) and/or Accredited Investors (as defined herein) in the United States (as defined herein) through the U.S. Placement Agents (as defined herein) in accordance with the provisions of Schedule “A” of this Agreement; and (ii) subject to applicable law, including Applicable Securities Laws (as defined herein), and the terms of this Agreement, to Purchasers outside Canada and the United States where they may be lawfully sold on a basis exempt from the prospectus, registration and similar requirements of any such jurisdictions (collectively with the Qualifying Jurisdictions and the United States, the “Selling Jurisdictions”).

The Agents shall be entitled to appoint a soliciting dealer group consisting of other registered dealers acceptable to the Corporation for the purposes of arranging for purchases of the Offered Shares. The Agents shall ensure that any investment dealer who is a member of any soliciting dealer group formed by the Agents pursuant to the provisions of this Agreement or with whom any Agent has a contractual relationship with respect to the Offering (each, a “Selling Firm”), if any, agrees with such Agent to comply with the covenants and obligations given by the Agents herein.

In consideration of the Agents’ services to be rendered in connection with the Offering, the Corporation shall pay to the Agents at Closing (as defined herein) and any Over-Allotment Closing (as defined herein) a cash commission (the “Commission”) equal to 6.5% of the gross proceeds realized by the Corporation in respect of the sale of the Offered Shares, it being acknowledged and agreed that a reduced Commission equal to 1% shall be payable with respect to the sale of Offered Shares to the President’s List Purchasers (as defined herein).

DEFINITIONS

In this Agreement,

“Accredited Investor” means an “accredited investor” as that term is defined in Rule 501(a) of Regulation D;

“Achieve Acquisition” means the acquisition by TMS of all of the issued and outstanding membership interests of Achieve TMS;

“Achieve TMS” means Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC and their respective subsidiaries;

“affiliate”, “associate”, “distribution”, “material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act (Ontario);

“Agents” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Agents’ Information” means information and statements relating solely to the Agents which have been provided by an Agent to the Corporation in writing specifically for use in the Offering Documents;

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made hereby;

“Amended and Restated Preliminary Prospectus” means the preliminary short form prospectus and amended and restated preliminary short form prospectus of the Corporation dated May 6, 2020, including all Documents Incorporated by Reference, relating to the distribution of the Offered Shares and for which receipts have been issued by the Ontario Securities Commission (as principal regulator) and each of the other Securities Commissions pursuant to the Passport System;

“Annual Financial Statements” means the audited consolidated financial statements of the Corporation for its fiscal years ended December 31, 2019 and 2018;

“Applicable IP Laws” means all applicable federal, provincial, state and local laws and regulations applicable to Intellectual Property in Canada, the United States and the jurisdictions in which the Corporation and/or the Subsidiaries has registered Intellectual Property;

“Applicable Marketing Materials” means, collectively: (i) the term sheet dated May 5, 2020 filed on SEDAR; and (ii) the term sheet dated May 6, 2020 filed on SEDAR;

“Applicable Securities Laws” means Canadian Securities Laws and U.S. Securities Laws;

“Business Day” means a day on which the major banks are open in Toronto, Ontario and which is not a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario;

“Canadian Securities Laws” means, collectively, all applicable securities laws, regulations, rules, rulings and orders in each of the Qualifying Jurisdictions together with applicable published policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in the Qualifying Jurisdictions;

“CIPO” means the Canadian Intellectual Property Office;

“Claims” has the meaning ascribed thereto in Section 14;

“Clinical Trials” has the meaning ascribed thereto in subsection 6(ppp);

“Closing” means the completion of the issue and sale by the Corporation and the purchase by the Purchasers on the Closing Date of the Offered Shares as contemplated by this Agreement;

“Closing Date” means on or about May 21, 2020, provided that the Minimum Offering has been attained, or such other date or dates as the Corporation and the Co-Lead Agents may agree upon in writing;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Co-Lead Agents may agree upon in writing;

“Co-Lead Agents” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Commission” has the meaning ascribed thereto in the sixth paragraph of this Agreement;

“Common Shares” means the common shares in the capital of the Corporation;

“comparables” has the meaning ascribed thereto in NI 44-101;

“Corporation” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Corporation IP” means the Intellectual Property that has been developed by or for or is being developed by or for the Corporation and/or a Subsidiary or that is being used by the Corporation and/or a Subsidiary, other than Licensed IP;

“Corporation’s Auditors” means such firm of chartered accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation;

“Disclosure Record” means, collectively, all of the documents that have been filed by or on behalf of the Corporation with the relevant securities regulatory authorities pursuant to the requirements of Canadian Securities Laws, including all material change reports (excluding any confidential material change reports), annual information forms, management information circulars, business acquisition reports, marketing materials, press releases, financial statements and management’s discussion and analysis of the Corporation;

“Documents Incorporated by Reference” means all financial statements, management’s discussion and analysis, management information circulars, annual information forms, material change reports, business acquisition reports, marketing materials or other documents filed by the Corporation on SEDAR, whether before or after the date of this Agreement, that are incorporated by reference, or deemed to be incorporated by reference, into the Prospectus;

“Eligible Issuer” means an issuer that meets the criteria and has complied with the requirements of NI 44-101 so as to allow it to offer its securities using a short form prospectus;

“Enforceability Qualifications” means (a) bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, (b) the application of equitable principles when equitable remedies are sought, including the remedies of specific performance and injunctive relief, and (c) applicable laws limiting rights to indemnity, contribution, waiver, and the ability to sever unenforceable terms;

“Engagement Letter” means the engagement letter dated April 28, 2020 between the Corporation and Bloom Burton Securities Inc. relating to the Offering;

“Environmental Laws” has the meaning ascribed thereto in subsection 6(gg);

“FDA” means the U.S. Food and Drug Administration of the U.S. Department of Health & Human Services;

“Final Prospectus” means the (final) short form prospectus of the Corporation to be dated the date hereof, including all of the Documents Incorporated by Reference, relating to the distribution of the Offered Shares and for which the Final Receipt will have been obtained;

“Final Receipt” means a receipt or deemed receipt for the Final Prospectus issued by the Securities Commissions;

“Financial Statements” means, collectively, the Annual Financial Statements and the Interim Financial Statements;

“Governmental Authority” means any (a) multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, bureau or agency, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes Health Canada, the FDA and the Securities Commissions;

“HRC Charge” means HRC charge (no. 2017131E) filed with the Office of the Human Rights and Equity Programs on November 30, 2017 pursuant to Chapter 11 of the Code of the County of Fairfax, Virginia, alleging that TMS discriminated against Angela Logan (a former TMS employee);

“IFRS” means International Financial Reporting Standards, which are issued by the International Accounting Standards Board, as adopted in Canada;

“Indemnified Party” or “Indemnified Parties” has the meaning ascribed thereto in Section 14;

“Initial Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Intellectual Property” means intellectual property rights, including: (i) all inventions, patents and patent applications, including all continuations, continuations-in-part, divisionals, provisionals, non-provisionals, re-examinations, re-issues and extensions, and all improvements and modifications thereto, regardless of the jurisdiction in which the rights are registered, applied for or used (“Patents”); (ii) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans, industrial designs and Internet domain names, including all registrations, applications and renewals for any of the foregoing, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works in whatever form or medium, including all registrations, applications and renewals for any of the foregoing; (iv) proprietary computer software (including but not limited to source and object code, data, data bases and documentation); and (v) trade secrets, confidential information and know-how;

“Interim Financial Statements” means the unaudited condensed interim consolidated financial statements of the Corporation for the three-month period ended March 31, 2020;

“Investor Rights Agreement” means the investor rights agreement dated May 17, 2019 between the Corporation and 1315 Capital II, LP providing for, among other things, participation rights in favour of 1315 Capital II, LP;

“knowledge” means, as it pertains to the Corporation, the information to the best of the knowledge, after due inquiry, of the following persons: William Leonard, Erns Loubser and Aniss Amdiss;

“Leased Premises” has the meaning ascribed thereto in subsection 6(z);

“Licensed IP” means the Intellectual Property owned by any person other than the Corporation and the Subsidiaries and which the Corporation and/or a Subsidiary uses;

“marketing materials” has the meaning ascribed thereto in NI 41-101;

“Material Adverse Effect” means any change, effect, event, occurrence or change in a state of facts that is, or would reasonably be expected to be, individually or in the aggregate, material and adverse to the business, operations, financial condition, results, assets, properties, rights, liabilities or prospects of the Corporation and the Subsidiaries (taken as a whole) or that is or is reasonably likely to be materially adverse to the completion of the transactions contemplated by this Agreement;

“Material Agreement” means any material mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or a Subsidiary is a party or by which the Corporation, a Subsidiary or a material portion of the assets of the Corporation or a Subsidiary is bound;

“Material Subsidiary” means each of TMS, Achieve TMS Centers, LLC, Greenbrook TMS St. Louis LLC, Achieve TMS Alaska, LLC, TMS NeuroHealth Centers Owings Mills, LLC, TMS NeuroHealth Centers Rockville, LLC and Greenbrook TMS Houston LLC;

“Maximum Offering” has the meaning ascribed thereto in the first paragraph of this Agreement;

“MI 11-102” means Multilateral Instrument 11-102 – Passport System;

“Minimum Offering” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Money Laundering Laws” has the meaning ascribed thereto in subsection 6(mmm);

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“Notice” has the meaning ascribed thereto in Section 24;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions and its related memorandum of understanding;

“OBCA” means the Business Corporations Act (Ontario);

“OFAC” has the meaning ascribed thereto in subsection 6(ooo);

“Offered Shares” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Offering” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Offering Documents” has the meaning ascribed thereto in subsection 5(a)(iii);

“Offering Price” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Option Closing Date” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Option Closing Time” means 8:00 a.m. (Toronto time) on the Option Closing Date or such other time on the Option Closing Date as the Corporation and the Co-Lead Agents may agree in writing;

“Option Shares” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Over-Allotment Closing” has the meaning ascribed thereto in Section 9;

“Over-Allotment Option” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Passport System” means the system and procedures for prospectus filing and review under MI 11-102 and NP 11-202;

“Permits” has the meaning ascribed thereto in subsection 6(u);

“person” shall be interpreted broadly and shall include any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated May 5, 2020, including all Documents Incorporated by Reference, relating to the distribution of the Offered Shares and for which a receipt has been issued by the Ontario Securities Commission (as principal regulator) and each of the other Securities Commissions in the provinces of British Columbia, Alberta, Saskatchewan and Manitoba pursuant to the Passport System;

“President’s List Purchasers” means those Purchasers that have been pre-identified in writing by the Corporation to the Co-Lead Agents, and will be consented to in writing by the Co-Lead Agents to the Corporation, such consent not to be unreasonably withheld or delayed, prior to the Closing Date;

“Prospectus” means, as the context requires, the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus and/or the Final Prospectus, including any Prospectus Amendment;

“Prospectus Amendment” means any amendment or supplement to the Prospectus;

“Purchasers” means the persons who, as purchasers, acquire the Offered Shares;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as that term is defined in Rule 144A;

“Qualifying Jurisdictions” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Registered Corporation IP” means all Corporation IP that is the subject of registration with a national intellectual property office (including CIPO and the USPTO) for Intellectual Property or applications for such registration with a national intellectual property office;

“Regulation D” means Regulation D adopted under the U.S. Securities Act;

“Regulation S” means Regulation S adopted under the U.S. Securities Act;

“Rule 144A” means Rule 144A adopted under the U.S. Securities Act;

“Securities Commissions” means, collectively, the applicable securities commission or other securities regulatory authority in each of the Qualifying Jurisdictions;

“Selling Firm” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“Selling Jurisdictions” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Standard Listing Conditions” has the meaning ascribed thereto in subsection 4(a)(v);

“standard term sheet” has the meaning ascribed thereto in NI 41-101;

“Subsidiary” means a “subsidiary” (as such term is defined in in National Instrument 45-106 – Prospectus Exemptions) of the Corporation;

“Taxes” has the meaning ascribed thereto in subsection 6(l);

“template version” has the meaning ascribed thereto in NI 41-101;

“TMS” means TMS NeuroHealth Centers Inc., a Delaware corporation;

“TMS Center” has the meaning ascribed thereto in the Amended and Restated Preliminary Prospectus;

“Transaction Documents” has the meaning ascribed thereto in subsection 6(a);

“Transfer Agent” means the registrar and transfer agent for the Common Shares, namely Computershare Investor Services Inc.;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

“U.S. Memorandum” means the U.S. private placement memorandum, in a form satisfactory to the Agents and the Corporation, acting reasonably, preliminary versions of which were attached to the Preliminary Prospectus and the Amended and Restated Preliminary Prospectus and the final version of which will be attached to the Final Prospectus, to be delivered to each offeree and Purchaser of Offered Shares in the United States in accordance with Schedule “A”;

“U.S. Person” means a “U.S. person” as that term is defined in Regulation S;

“U.S. Placement Agent” means a duly registered U.S. broker-dealer who is acting as sub-agent to conduct offers and sales of the Offered Shares in the United States or to U.S. Persons;

“U.S. Securities Act” means the United States Securities Act of 1933;

“U.S. Securities Laws” means all applicable securities laws in the United States, including the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

“USPTO” means the United States Patent and Trademark Office.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to “Sections”, “subsections” or “clauses” are to the appropriate section, subsection or clause of this Agreement, references herein to any agreement or instrument, including this Agreement, are deemed to be references to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time, and references herein to any legislation or enactment are deemed to be references to such legislation or enactment as the same may be amended or replaced from time to time. References to “including” shall mean “including, without limitation”.

The following schedule is attached to this Agreement, which schedule is deemed to be a part hereof and is hereby incorporated by reference herein:

Schedule “A” – United States Offers and Sales

TERMS AND CONDITIONS

1.       Nature of the Transaction.

Based upon the foregoing and subject to the terms and conditions set out below, the Corporation hereby appoints the Agents to act as its sole and exclusive agents and the Agents hereby accept such appointment, to effect the sale of the Offered Shares for an aggregate purchase price of a minimum amount equal to the Minimum Offering and up to a maximum amount equal to the Maximum Offering, on a “best efforts” basis to persons resident in the Selling Jurisdictions. The Agents agree to use their “best efforts” to sell the Offered Shares, but it is hereby understood and agreed that the Agents shall act as agents only and are under no obligation to purchase any of the Offered Shares, although the Agents may subscribe for the Offered Shares if they so desire. The Offering will be subject to subscriptions being received for the Minimum Offering. All funds received by the Agents will be held in trust until the Minimum Offering has been raised. Notwithstanding any other provision of this Agreement, all subscription funds received by the Agents will be returned to the Purchasers without any deduction or interest if the Minimum Offering is not raised on or before the date that is 90 days after the date of the Final Receipt. The Corporation may undertake one or more Closings on a rolling basis after the Minimum Offering has been raised, up to the Maximum Offering and in any event prior to the date that is 90 days after the date of the Final Receipt.

2.       Corporation’s Covenants.

The Corporation makes the following covenants to the Agents and to the Purchasers and their permitted assigns, and acknowledges that each of them is relying on such covenants in purchasing the Offered Shares:

(a)	Until the date on which the distribution of the Offered Shares is completed, the Corporation will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Shares or, in the event that the Offered Shares or any of them, have, for any reason, ceased to so qualify, to so qualify again such securities, as applicable, for distribution. The Agents shall be entitled to assume that the Offered Shares are qualified for distribution in any Qualifying Jurisdiction where the Final Receipt shall have been obtained.

(b)	The Corporation shall, concurrently with the execution of this Agreement, prepare and file in accordance with Canadian Securities Laws the Final Prospectus and any other required documents relating to the proposed distribution of the Offered Shares in the Qualifying Jurisdictions, and obtain, pursuant to the Passport System, the Final Receipt, and take all other steps and proceedings that may be necessary to be taken by the Corporation in order to qualify the Offered Shares for distribution in each of the Qualifying Jurisdictions under Canadian Securities Laws on or before 5:00 p.m. (Toronto time) on the Business Day following the date hereof or such later date as the Corporation and the Co-Lead Agents, on behalf of the Agents, may agree.

(c)	Prior to and at all times until the Closing Time and any Option Closing Time, the Corporation will allow the Agents (and their counsel and consultants) to conduct all due diligence which the Agents may reasonably require or which may be considered necessary or appropriate by the Agents. The Corporation will provide to the Agents (and their counsel) reasonable access to the Corporation’s properties, senior management personnel and corporate, financial and other records, for the purposes of conducting such due diligence. Without limiting the scope of the due diligence inquiry the Agents (or their counsel) may conduct, the Corporation shall use its best efforts to make available its directors, senior management, auditors and counsel to answer any questions which the Agents may have, acting reasonably, and to participate in one or more due diligence sessions (such questions to be distributed reasonably in advance of each session) to be held prior to Closing and any Over-Allotment Closing and prior to filing each of the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus and the Final Prospectus.

(d)	The Corporation covenants to use commercially reasonable efforts to fulfill or cause to be fulfilled, at or prior to the initial Closing Date, each of the conditions required to be fulfilled by it set out in Section 8.

(e)	The Corporation covenants to fulfill all legal requirements to permit the issuance, offering and sale of the Offered Shares, all as contemplated in this Agreement and to file or cause to be filed all documents, applications, forms or undertakings required to be filed by the Corporation and take or cause to be taken all action required to be taken by the Corporation in connection with the purchase and sale of the Offered Shares.

(f)	Until the date of the completion of the distribution of the Offered Shares, the Corporation covenants to use commercially reasonable efforts to ensure the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus, the Final Prospectus and the U.S. Memorandum comply at all times with Applicable Securities Laws.

(g)	During the period from the date hereof until the later of the Closing Date or the Option Closing Date, as applicable, and the completion of the distribution of the Offered Shares, the Corporation covenants to promptly inform the Agents of the full particulars of any request of any securities regulatory authority for any information, or the receipt by the Corporation of any communication from any securities regulatory authority or any other competent authority relating to the Corporation or which may be relevant to the issuance of the Offered Shares.

(h)	During the period from the date hereof until completion of the distribution of the Offered Shares, the Corporation covenants to promptly provide to the Agents and the Agents’ counsel, prior to the publication, filing or issuance thereof, any communication to the public, and will not publish those communications (unless otherwise required by Applicable Securities Laws) except with the prior approval of the Co-Lead Agents, on behalf of the Agents, acting reasonably and without delay.

(i)	The Corporation covenants to apply the net proceeds from the Offering in accordance with the parameters described in the Prospectus.

(j)	The Corporation covenants to advise the Agents, promptly after receiving notice thereof, of the time when the Final Prospectus and any Prospectus Amendment has been filed and receipts therefor have been obtained pursuant to the Passport System and will provide evidence satisfactory to the Agents, acting reasonably, of each such filing and copies of such receipts.

(k)	The Corporation covenants to advise the Agents, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Securities Commission of any order suspending or preventing the use of the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment or the institution, threatening or contemplation of any proceeding for any such purposes;

(ii)	any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in the Common Shares or any securities of the Corporation having been issued by any Securities Commission or the institution, threatening or contemplation of any proceeding for any such purposes; or

(iii)	any requests made by any Securities Commission for amending or supplementing the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus or the Final Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible.

(l)	The Corporation covenants that, for a period of one year after the final Closing Date, the Corporation shall (i) not take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX and the Corporation shall use its commercially reasonable best efforts to comply with the rules and regulations thereof, and (ii) use its commercially reasonable best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of Canadian Securities Laws.

(m)	The Corporation shall allow the Agents to participate in the preparation of the Final Prospectus and any Prospectus Amendment that the Corporation is required to file under Applicable Securities Laws relating to the Offering.

(n)	The Corporation covenants to deliver to the Agents, without charge, contemporaneously with, or prior to the filing of, the Final Prospectus, unless otherwise indicated, a copy of any document filed with, or delivered to, the Securities Commissions by the Corporation under Applicable Securities Laws with the Final Prospectus.

(o)	The Corporation shall deliver opinions, comfort letters and other documents substantially similar to those referred to in Section 8, as applicable, to the Agents and the Agents’ legal counsel, as applicable, with respect to any Prospectus Amendment, contemporaneously with, or prior to the filing of, any Prospectus Amendment.

(p)	The Corporation will make any offers or sales of Offered Shares in the United States in accordance with Schedule “A”.

3.       Agents’ Representations, Warranties and Covenants.

The Agents hereby severally represent and warrant to and covenant with the Corporation that at least one of the Agents is duly qualified and registered to carry on business as a securities dealer in each of the Qualifying Jurisdictions where the sale of the Offered Shares requires such qualification and/or registration in a manner that permits the sale of the Offered Shares on a basis described in subsection 3(a). Each of the Agents hereby severally (on its own behalf and not on behalf of any other Agents) represents and warrants to, and covenants with, the Corporation that:

(a)	it shall offer and solicit offers for the purchase of the Offered Shares in compliance with Applicable Securities Laws and the provisions of this Agreement and only from such persons and in such manner that, pursuant to Applicable Securities Laws and the securities laws of any other Selling Jurisdiction, no prospectus, registration statement or similar document need be delivered or filed, other than any prescribed reports of the issue and sale of the Offered Shares and the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus and the Final Prospectus and, in the case of any jurisdiction other than the Qualifying Jurisdictions, no continuous disclosure obligations will be created;

(b)	upon the Corporation obtaining the necessary receipt or deemed receipt in each of the Qualifying Jurisdictions pursuant to the Passport System and NI 44-101, it shall deliver one copy of the Prospectus to each of the Purchasers;

(c)	it shall not provide to prospective Purchasers any document or other material that would constitute an offering memorandum within the meaning of Applicable Securities Laws without the prior written consent of the Corporation;

(d)	it will not offer or sell the Offered Shares in any jurisdiction other than the Qualifying Jurisdictions (unless subsequently agreed to by the Corporation) and the United States in accordance with the terms of this Agreement;

(e)	it will make any offers or sales of Offered Shares in the United States in accordance with Schedule “A”;

(f)	it will refrain from advertising the Offering in (A) printed media of general and regular paid circulation, (B) radio, (C) television, or (D) telecommunication (including electronic display and the Internet) and not make use of any green sheet or other internal marketing document without the consent of the Corporation, such consent to be promptly considered and not to be unreasonably withheld, delayed or conditioned; and

(g)	it will use its commercially reasonable efforts to complete the distribution of the Offered Shares pursuant to the Final Prospectus as early as practicable and the Agents shall advise the Corporation in writing when, in the opinion of the Agents, they have completed the distribution of the Offered Shares and, if required for regulatory compliance purposes, within 30 days after the initial Closing Date and any Option Closing Date, provide a breakdown of the number of Offered Shares distributed and proceeds received (A) in each of the Qualifying Jurisdictions, and (B) in any other Selling Jurisdiction in which the Offered Shares are offered or sold.

It is agreed that no Agent will be liable for any act, omission, default or conduct by any other Agent under the foregoing Section 3.

4.       Deliveries on Filing, Marketing Materials and Related Matters.

(a)	The Corporation shall deliver, or cause to be delivered, to each of the Agents, without charge:

(i)	on the date hereof, a copy of the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus and the Final Prospectus, each signed and certified as required by Canadian Securities Laws;

(ii)	contemporaneously with the filing of the Final Prospectus, a copy of any other document required to be filed or that is otherwise delivered by the Corporation under the laws of each of the Qualifying Jurisdictions in compliance with Canadian Securities Laws;

(iii)	the U.S. Memorandum and, forthwith after preparation, any amendment to the U.S. Memorandum;

(iv)	concurrently with the filing of the Final Prospectus with the Securities Commissions, a “long form” comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents and the directors of the Corporation, with respect to financial and accounting information relating to the Corporation contained in the Final Prospectus, which letter shall be based on a review by the Corporation’s Auditors within a cut-off date of not more than two Business Days prior to the date of the letter, which letter shall be in addition to the consent letter of the Corporation’s Auditors addressed to the Securities Commissions;

(v)	prior to the filing of the Final Prospectus with the Securities Commissions, copies of all correspondence from the TSX indicating that the application for the listing and posting for trading on the TSX of the Offered Shares has been approved for listing subject only to satisfaction by the Corporation of certain standard post-Closing conditions imposed by the TSX as set out in its conditional approval letter in respect of the Offering (the “Standard Listing Conditions”); and

(vi)	prior to the filing of any Prospectus Amendment with the Securities Commissions, a copy of such Prospectus Amendment signed and certified as required by Canadian Securities Laws. Concurrently with the delivery of any Prospectus Amendment, the Corporation shall deliver to the Agents and the Agents’ counsel, with respect to such Prospectus Amendment, opinions, comfort letters and such other documentation substantially equivalent or similar to those referred to in this Section 4, as appropriate or reasonably requested by the Agents in the circumstances.

(b)	The Corporation shall deliver without charge to the Agents, at those delivery points in the Qualifying Jurisdictions as the Agents may reasonably request, as soon as practicable and in any event in the City of Toronto no later than 2:00 p.m. (Toronto time) on the first Business Day after, and to other cities no later than the second Business Day after, obtaining the Final Receipt, and thereafter from time to time during the distribution of the Offered Shares, in such cities in the Qualifying Jurisdictions as the Agents shall notify the Corporation, as many commercial copies of the Preliminary Prospectus, Amended and Restated Preliminary Prospectus and Final Prospectus (and in the event of any Prospectus Amendment, such amendment) as the Agents may reasonably request for the purposes contemplated under Canadian Securities Laws. The Corporation will similarly cause to be delivered to the Agents, in such cities in the Qualifying Jurisdictions as the Agents may reasonably request, commercial copies of any Prospectus Amendment required to be delivered to Purchasers or prospective Purchasers. Each delivery of the Preliminary Prospectus, Amended and Restated Preliminary Prospectus, Final Prospectus or any Prospectus Amendment will have constituted and constitute the Corporation’s consent to the use of the Prospectus by the Agents for the distribution of the Offered Shares in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and Canadian Securities Laws.

(c)	The Corporation shall deliver without charge to the Agents, at those delivery points as the Agents may reasonably request, as soon as practicable and in any event in the City of Toronto no later than 2:00 p.m. (Toronto time) on the first Business Day after, and to other cities no later than the second Business Day after, obtaining the Final Receipt, and thereafter from time to time during the distribution of the Offered Shares, in such cities as the Agents shall notify the Corporation, as many commercial copies of the U.S. Memorandum (and in the event of any Prospectus Amendment, such amended U.S. Memorandum) as the Agents may reasonably request for the purposes contemplated under U.S. Securities Laws. The Corporation will similarly cause to be delivered to the Agents, in such cities as the Agents may reasonably request, commercial copies of any Prospectus Amendment required to be delivered to Purchasers or prospective Purchasers of Offered Shares. Each delivery of the U.S. Memorandum and any Prospectus Amendment will have constituted and constitute the Corporation’s consent to the use of the U.S. Memorandum and any Prospectus Amendment by the Agents for the distribution of the Offered Shares in the United States in compliance with this Agreement and U.S. Securities Laws.

(d)	The Corporation shall also prepare and deliver promptly to the Agents signed copies of all Prospectus Amendments.

(e)	Delivery of the Prospectus and any Prospectus Amendment shall constitute a representation and warranty by the Corporation to the Agents that, as at their respective dates of filing:

(i)	all information and statements (except Agents’ Information) contained in the Prospectus and any Prospectus Amendment are true and correct in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares;

(ii)	no material fact or information has been omitted therefrom which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)	such documents comply in all material respects with the requirements of Canadian Securities Laws.

(f)	During the distribution of the Offered Shares, the Corporation and the Co-Lead Agents shall approve in writing (prior to such time that marketing materials are provided to potential Purchasers) any marketing materials reasonably requested to be provided by the Agents to any potential Purchaser, such marketing materials to comply with Canadian Securities Laws. The Corporation shall file a template version of such marketing materials with the Securities Commissions as soon as reasonably practicable after such marketing materials are so approved in writing by the Corporation and the Co-Lead Agents, on behalf of the Agents, and in any event on or before the day the marketing materials are first provided to any potential Purchaser, and such filing shall constitute the Agents’ authority to use such marketing materials in connection with the Offering. Any comparables may be redacted from the template version in accordance with NI 44-101 prior to filing such template version with the Securities Commissions and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Securities Commissions by the Corporation.

(g)	The Corporation and each of the Agents, on a several basis, covenant and agree:

(i)	not to provide any potential Purchaser with any marketing materials unless a template version of such marketing materials has been filed by the Corporation with the Securities Commissions on or before the day such marketing materials are first provided to any potential Purchaser;

(ii)	not to provide any potential Purchaser with any materials or information in relation to the distribution of the Offered Shares or the Corporation other than (A) such marketing materials that have been filed in accordance with subsection 4(g)(i), (B) the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus and the Final Prospectus, and (C) any standard term sheets approved in writing by the Corporation and the Co-Lead Agents; provided, for greater certainty, that the Applicable Marketing Materials were approved by the Corporation and the Co-Lead Agents on May 5, 2020 and May 6, 2020, respectively; and

(iii)	that any marketing materials filed in accordance with subsection 4(g)(i), and any standard term sheets approved in writing by the Corporation and the Co-Lead Agents, shall only be provided to potential Purchasers in the Selling Jurisdictions where the provision of such marketing materials or standard term sheets does not contravene Applicable Securities Laws or the securities laws of any Selling Jurisdiction other than Canada or the United States.

5.       Material Changes.

(a)	During the period from the date hereof until the Agents notify the Corporation of the completion of the distribution of the Offered Shares in accordance with their obligations in subsection 3(g), the Corporation shall promptly inform the Agents (and if requested by the Agents, confirm such notification in writing) of the full particulars of:

(i)	any material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, financial condition, prospects or capital of the Corporation or the Subsidiaries on a consolidated basis;

(ii)	any material fact which has arisen or has been discovered and would have been required to have been stated in the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus or the Final Prospectus had the fact arisen or been discovered on, or prior to, the date of such documents;

(iii)	any change in any material fact contained in the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment (collectively, the “Offering Documents”) or whether any event or state of facts has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or which would result in any misrepresentation in any of the Offering Documents, or which would result in the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment not complying (to the extent that such compliance is required) with Applicable Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Common Shares; and

(iv)	any breach or potential breach of any of the representations and warranties in subsection 4(e) and/or Section 6.

(b)	The Corporation covenants to comply with section 57 of the Securities Act (Ontario) and with the comparable provisions of the other Canadian Securities Laws, and the Corporation will prepare and file promptly any Prospectus Amendment which may be necessary and will otherwise comply with all legal requirements necessary to continue to permit the Offered Shares to be distributed in each of the Qualifying Jurisdictions as contemplated herein.

(c)	In addition to the provisions of subsections 5(a) and 5(b), the Corporation shall in good faith discuss with the Agents any change, event or fact contemplated in subsections 5(a) and 5(b) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Agents under subsection 5(a) and shall consult with the Agents with respect to the form and content of any Prospectus Amendment proposed to be filed by the Corporation, it being understood and agreed that no such Prospectus Amendment shall be filed with any securities regulatory authority prior to the review thereof by the Agents and the Agents’ counsel, acting reasonably and without delay (unless otherwise required by Canadian Securities Laws).

(d)	If during the period of distribution of the Offered Shares there shall be any change in Applicable Securities Laws which, in the opinion of the Agents, acting reasonably, requires the filing of any Prospectus Amendment, upon written notice from the Agents, the Corporation shall, to the satisfaction of the Agents, acting reasonably, promptly prepare and file any such Prospectus Amendment with the appropriate securities regulatory authority where such filing is required under Canadian Securities Laws.

6.	Representations and Warranties of the Corporation. The Corporation represents and warrants to the Agents that each of the following representations and warranties is true and correct on the date of this Agreement:

(a)	the Corporation is a corporation duly organized and validly existing under the laws of the jurisdiction in which it was incorporated, has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licences and authorizations necessary or required to carry on its business as now conducted and to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up, and the Corporation has all requisite power and authority to enter into, execute, deliver and file, as applicable, each of this Agreement, the Offering Documents and the U.S. Memorandum (collectively, the “Transaction Documents”) and to carry out its obligations hereunder and thereunder;

(b)	each of the execution and delivery of the Transaction Documents, the performance by the Corporation of its obligations hereunder and thereunder, the issue and sale of the Offered Shares and the consummation of the transactions contemplated by the Transaction Documents, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both) (A) any statute, rule or regulation applicable to the Corporation or the Subsidiaries including Applicable Securities Laws; (B) the constating documents, bylaws or resolutions of the Corporation or the Subsidiaries which are in effect at the date hereof; (C) any Material Agreement or other document to which the Corporation or any Subsidiary is a party or by which the Corporation or any Subsidiary is bound; or (D) any judgment, decree or order binding the Corporation or any Subsidiary or any of their respective properties or assets;

(c)	the Corporation does not beneficially own or exercise control or direction over 10% or more of the outstanding shares of any company other than the Subsidiaries disclosed in writing to the Agents and the Corporation beneficially owns, directly or indirectly, the applicable interest in such Subsidiaries as disclosed in writing to the Agents free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid shares and subject to no further call for contribution and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation or the Subsidiaries of any interest in any of such shares or for the issue or allotment of any unissued securities in the capital of any of the Subsidiaries or any other security convertible into or exchangeable for any such shares; provided that, under operating agreements entered into prior to the date hereof, TMS has granted certain minority shareholders of certain Subsidiaries the right to tender such shares in exchange for shares of TMS or a successor public company, on terms determined under the terms of the operating agreements;

(d)	the Material Subsidiaries (other than Greenbrook TMS Houston LLC) represent all of the Subsidiaries with over US$1,250,000 in trailing 12 months revenue;

(e)	each Subsidiary is a corporation duly organized and validly existing under the laws of its governing jurisdiction in which it was incorporated, has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licences and authorizations necessary or required to carry on its business as now conducted and to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(f)	none of the Corporation or the Subsidiaries is (A) in default or in breach of the constating documents or resolutions of its directors or shareholders or (B) in default of any material obligations under any Material Agreement or other document to which the Corporation or any Subsidiary is a party or by which the Corporation or any Subsidiary is bound;

(g)	except where no Material Adverse Effect would result, each of the Corporation and the Subsidiaries is licensed, registered or qualified as an extra-provincial, foreign corporation or an extra-provincial partnership, as the case may be, in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and is carrying on the business thereof in compliance with all applicable laws, rules and regulations of each such jurisdiction;

(h)	all consents, approvals, permits, authorizations or filings as may be required under Applicable Securities Laws necessary for (i) the execution and delivery of the Transaction Documents; (ii) the issuance of the Offered Shares; and (iii) the completion of the Offering, have been made or obtained, as applicable, subject only to satisfaction by the Corporation of the Standard Listing Conditions and any post-Closing filings required by Applicable Securities Laws;

(i)	none of the Corporation or the Subsidiaries has approved, is contemplating, or has entered into any agreement in respect of, and none of the Corporation or the Subsidiaries has any knowledge of: (A) except in the ordinary course of business, the purchase of any property material to the Corporation or the Subsidiaries or assets or any interest therein or the sale, transfer or other disposition of any property of the Corporation or the Subsidiaries or assets or any interest therein currently owned, directly or indirectly, by the Corporation or the Subsidiaries whether by asset sale, transfer or sale of shares or otherwise; or (B) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or the Subsidiaries) of the Corporation or the Subsidiaries;

(j)	the Financial Statements (i) have been prepared in accordance with IFRS, consistently applied throughout the periods referred to therein, (ii) contain no misrepresentation and present fully, fairly and correctly, in all material respects, the financial position of the Corporation and the Subsidiaries as at such dates thereof and the results of the operations and the changes in the financial position of the Corporation and the Subsidiaries for the periods then ended, and (iii) contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation and the Subsidiaries, and there has been no change in accounting policies or practices of the Corporation and the Subsidiaries subsequent to the date of the Interim Financial Statements;

(k)	each of the Corporation and the Subsidiaries maintains a system of internal controls sufficient to provide reasonable assurance that access to assets is permitted only in accordance with management’s general or specific authorization;

(l)	all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Corporation and the Subsidiaries have been paid, except as would not have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate in all material respects and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Corporation, no examination of any tax return of the Corporation or the Subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Corporation or the Subsidiaries;

(m)	except as disclosed in the Prospectus or in any Prospectus Amendment, there are no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any securities in the capital of the Corporation or the Subsidiaries that are outstanding and no person is entitled to any pre-emptive or any similar rights to subscribe for any Common Shares or other securities of the Corporation or any of the Subsidiaries (except as set forth in the Investor Rights Agreement and as disclosed to the Agents with respect to the side letter agreement dated October 15, 2018 among TMS, Advanced TMS Health Centers, Inc. and Serena-Lynn Brown and the side letter agreement dated December 28, 2018 among Greenbrook TMS Cleveland LLC and Ohio Psychiatry Specialists, LLC); provided that, under operating agreements entered into prior to the date hereof, TMS has granted certain minority shareholders of certain Subsidiaries the right to tender such shares in exchange for shares of TMS or a successor public company, on terms determined under the terms of the operating agreements;

(n)	except as disclosed in the Prospectus or in any Prospectus Amendment, there are no persons with registration rights or other similar rights granted by the Corporation to have any securities of the Corporation registered or qualified for distribution pursuant to any Applicable Securities Laws or the laws, rules or regulations of any other country, other than as set forth in the Investor Rights Agreement;

(o)	neither the Corporation nor any Subsidiary has declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares (except for distributions made by Subsidiaries to certain physician partners in respect of TMS Centers that are co-owned by such physician partners) and has not directly or indirectly redeemed, purchased or otherwise acquired any of its securities or agreed to do so or otherwise effected any return of capital with respect to such securities;

(p)	other than with respect to the HRC Charge as disclosed in writing to the Agents, there are no legal or governmental actions, suits, judgments, investigations, charges or proceedings pending to which the Corporation, the Subsidiaries or, to the knowledge of the Corporation, any of the directors, officers or employees of the Corporation or the Subsidiaries is a party or to which the Corporation’s or the Subsidiaries’ property or assets are subject which if finally determined adversely to the Corporation or the Subsidiaries would be expected to result in a Material Adverse Effect and, to the knowledge of the Corporation, no such proceedings have been threatened against or are contemplated with respect to the Corporation, the Subsidiaries and/or any of their respective directors, officers or employees, or with respect to the property and assets of the Corporation or any Subsidiary (taken as a whole) and none of the Corporation or any Subsidiary is subject to any judgment, order, writ, injunction, decree or award of any Governmental Authority, which, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

(q)	each of the Corporation and the Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it carries on business or holds assets (including all applicable federal, provincial, municipal and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including all Governmental Authorities), holds all Permits under all such laws and is in compliance in all material respects with all terms of such Permits, and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or Permits, which would have a Material Adverse Effect;

(r)	the Corporation does not have knowledge of any legislation, or proposed legislation published by a legislative body, which it anticipates will cause a Material Adverse Effect;

(s)	each of the Corporation and the Subsidiaries, as applicable, owns or has the right to use under licence, sub-licence or otherwise all Intellectual Property used by the Corporation and/or the Subsidiaries in their respective businesses;

(t)	any and all of the agreements and other documents and instruments pursuant to which the Corporation or a Subsidiary holds the material property and assets thereof (including any interest in, or right to earn an interest in, any such property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof. None of the Corporation or any of the Subsidiaries is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all material leases, licences and claims pursuant to which the Corporation or a Subsidiary derives the interests thereof in such property and assets are in good standing in all material respects and there has been no material default under any such lease, licence or claim. The material properties (or any interest in, or right to earn an interest in, any property) of each of the Corporation and the Subsidiaries are not subject to any right of first refusal or purchase or acquisition right;

(u)	each of the Corporation and the Subsidiaries holds all of the permits, licences and like authorizations necessary for it to carry on its business in each jurisdiction where such business is carried on that are material to the conduct of the business of each of the Corporation and the Subsidiaries (collectively, the “Permits”); all such Permits are valid and subsisting and in good standing and each of the Corporation and the Subsidiaries are in material compliance with each such Permit;

(v)	the Transaction Documents have been authorized and have been (or will be, at the time of filing thereof) executed and delivered by the Corporation and constitute (or will constitute, at the time of filing thereof) valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their respective terms, except as enforcement thereof may be limited by the Enforceability Qualifications;

(w)	at the Closing Time, all necessary corporate action will have been taken by the Corporation to validly issue the Offered Shares, which upon issuance in accordance with the terms of such securities, shall be validly issued as fully paid and non-assessable securities in the capital of the Corporation;

(x)	the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares, and as at the close of business on the Business Day immediately preceding the date hereof, 58,418,443 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation. There is sufficient authorized capital for the issuance of all Common Shares issuable on exercise of all outstanding convertible securities of the Corporation;

(y)	none of the Corporation or the Subsidiaries has made any material loans to or guaranteed the obligations of any third party that remain outstanding or are in force;

(z)	with respect to each premises of the Corporation and the Subsidiaries which each of the Corporation or a Subsidiary occupies as tenant (each, a “Leased Premises”), each of the Corporation and the Subsidiaries occupies its respective Leased Premises and has the right to occupy and use such Leased Premises and each of the leases pursuant to which the Corporation or a Subsidiary occupies its respective Leased Premises is in good standing and in full force and effect under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made or proposed to be made of such property and buildings by the Corporation or the Subsidiaries;

(aa)	each of the Corporation and the Subsidiaries is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and none of the Corporation or the Subsidiaries has or is engaged in any unfair labour practice;

(bb)	all information which has been prepared by the Corporation relating to the Corporation, the Subsidiaries and the business, property and liabilities of the Corporation and the Subsidiaries and either publicly disclosed or provided to the Agents, including in the Disclosure Record was, as of the respective dates of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading, and to the knowledge of the Corporation, all information which has been prepared by the Corporation relating to the Corporation, the Subsidiaries and the business, property and liabilities of the Corporation and the Subsidiaries and provided to the Agents was, as of the respective dates of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading;

(cc)	none of the directors, officers or employees of the Corporation or the Subsidiaries or any associate or affiliate of any of the foregoing had or has any interest, direct or indirect, in any material transaction or any proposed material transaction with the Corporation or the Subsidiaries;

(dd)	other than with respect to the HRC Charge as disclosed in writing to the Agents and other than as disclosed in the Amended and Restated Preliminary Prospectus, there have not been and there are not currently any labour disruption or conflict, or material disagreements with any employee or employees of the Corporation or the Subsidiaries which are adversely affecting or could adversely affect the business of the Corporation or the Subsidiaries;

(ee)	except as disclosed in the Prospectus or in any Prospectus Amendment, other than as mandated by a Governmental Authority, as at the date of this Agreement, there has been no closure or suspension to the operations of the Corporation as a result of the COVID-19 pandemic. The Corporation and the Subsidiaries has been monitoring the COVID-19 pandemic and the potential impact at all of their respective operations and have put appropriate control measures in place to support the health of all of their respective employees where the Corporation and the Subsidiaries operate while continuing to operate;

(ff)	the corporate minutes and records of each of the Corporation and the Subsidiaries made available to counsel for the Agents in connection with its due diligence investigation of the Corporation and the Subsidiaries for the periods from May 17, 2019 to the date hereof are all of the minute books and records of the Corporation and the Subsidiaries, respectively, and contain copies of all resolutions (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Subsidiaries to the date of review of such corporate records and minute books and there have been no other material meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation or the Subsidiaries to the date hereof not reflected in such minute books and other records;

(gg)	in connection with the ownership, use, maintenance or operation of their properties and assets, including the Leased Premises, none of the Corporation or the Subsidiaries has been in violation of any applicable material federal, provincial, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters (collectively, the “Environmental Laws”);

(hh)	there are no pending orders, rulings or directives issued, or, to the Corporation’s knowledge, threatened against the Corporation or the Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Corporation or the Subsidiaries (including the Leased Premises);

(ii)	to the knowledge of the Corporation, there are no environmental audits, evaluations, assessments, studies or tests relating to the Corporation or the Subsidiaries except for ongoing assessments conducted by or on behalf of the Corporation or the Subsidiaries in the ordinary course;

(jj)	the Corporation and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; and none of the Corporation or the Subsidiaries has reason to believe that it will not be able to renew any such insurance as and when such insurance expires or obtain similar coverage from similar insurers as may be necessary to continue the business of each of the Corporation and the Subsidiaries at a cost that would not have a Material Adverse Effect;

(kk)	other than the Agents (and any Selling Firm), there is no person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement;

(ll)	neither the Corporation nor any of the Subsidiaries own any Patents; there is no material Corporation IP and there is no Corporation IP to which present or past employees of the Corporation or any Subsidiary or any of the past and present employees, consultants, contractors or agents of the Corporation or the Subsidiaries have contributed;

(mm)	the Corporation and the Subsidiaries are the sole legal and beneficial owners of, have good and marketable title to, and own all right, title and interest in and to all Corporation IP free and clear of all encumbrances, charges, covenants, conditions, options to purchase and restrictions or other adverse claims or interest of any kind or nature, and the Corporation has no knowledge of any claim of adverse ownership in respect thereof. No consent of any person is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any Corporation IP. None of the Corporation IP comprises an improvement to Licensed IP that would give any person any rights to the Corporation IP, including rights to license the Corporation IP. Each of the Corporation and the Subsidiaries has a valid and enforceable right to the Licensed IP used or held for use in the business of each of the Corporation and the Subsidiaries;

(nn)	all applications for registration of any Registered Corporation IP are in good standing, are recorded in the name of the Corporation or a Subsidiary and have been filed in a timely manner in the appropriate offices to preserve the rights thereto and, in the case of a provisional application, the Corporation confirms that all right, title and interest in and to the invention(s) disclosed in such application(s) have been assigned in writing (without any express right to revoke such assignment) to the Corporation or a Subsidiary. To the knowledge of the Corporation, there has been no public disclosure, sale or offer for sale of any Corporation IP anywhere in the world that may prevent the valid issue of all available Intellectual Property rights in such Corporation IP. All prior art or other information has been disclosed to the appropriate offices as required in accordance with Applicable IP Laws in the jurisdictions where the applications are pending;

(oo)	the conduct of the business of each of the Corporation and the Subsidiaries (including the use or other exploitation of the Corporation IP by each of the Corporation and the Subsidiaries or other licensees) has not infringed, violated or misappropriated any Intellectual Property right of any person in any material respect;

(pp)	none of the Corporation or the Subsidiaries is a party to any action or proceeding (including with respect to ownership of any Corporation IP), nor, to the knowledge of the Corporation, is or has any action or proceeding (including with respect to ownership of any Corporation IP) been threatened that alleges that any current or proposed conduct of the business of each of the Corporation and the Subsidiaries (including the use or other exploitation of any Corporation IP by the Corporation or the Subsidiaries or any customers, distributors or other licensees) has or will infringe, violate or misappropriate any Intellectual Property right of any person;

(qq)	neither the Corporation nor any of the Subsidiaries uses, reproduces, sub-licenses, sells, modifies, updates, enhances or otherwise exploits any Licensed IP to operate any aspect of the business of the Corporation or any of the Subsidiaries;

(rr)	there is no material Corporation IP that is licensed to or has been disclosed to any person outside of the Corporation or any of the Subsidiaries;

(ss)	each of the Corporation and the Subsidiaries has taken all actions that are customary and reasonable to protect the confidentiality of the Corporation IP;

(tt)	to the knowledge of the Corporation, it is not, and will not be, necessary for the Subsidiaries to utilize any Intellectual Property owned by or in possession of any of their employees (or people any Subsidiary currently intends to hire) made prior to their employment with a Subsidiary in a manner that is in violation of the rights of such employee or any of his or her prior employers;

(uu)	none of the Subsidiaries has received any grant or loan which is subject to repayment in whole or in part or to conversion to debt upon sale of any securities of the Corporation or the Subsidiaries or which may affect the right of ownership of the Corporation or a Subsidiary in the Corporation IP;

(vv)	to the knowledge of the Corporation, no person has interfered with, infringed upon, misappropriated, illegally exported, or violated any of the Corporation’s or the Subsidiaries’ rights in the Corporation IP;

(ww)	to the knowledge of the Corporation, there is no claim of infringement or breach by the Corporation or the Subsidiaries of any industrial or Intellectual Property rights of any other person, nor has the Corporation or the Subsidiaries received any notice or threat from any such third party, nor does the Corporation have knowledge that the use of the business names, trademarks, service marks and other industrial or Intellectual Property of the Corporation or the Subsidiaries infringes upon or breaches any industrial or Intellectual Property rights of any other person;

(xx)	there are no Intellectual Property disputes, settlement negotiations, settlement agreements or communications relating to the foregoing between the Corporation or the Subsidiaries and any other persons relating to or potentially relating to the business of the Corporation or the Subsidiaries which have not been resolved;

(yy)	each of the Corporation and the Subsidiaries has conducted and is conducting its business in compliance in all material respects with all Applicable IP Laws of each jurisdiction in which it carries on business and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws;

(zz)	there is no Corporation IP, the use of which requires a licence from another person;

(aaa)	no litigation, legal or governmental proceedings or inquiries are pending to which the Corporation or a Subsidiary is a party or to which their respective properties are subject that would result in the revocation or modification of any certificate, authority, permit or licence necessary to conduct the business now owned or operated by the Corporation or the Subsidiaries, except where such litigation, legal or governmental proceeding or inquiry would not result in a Material Adverse Effect and no such litigation, legal or governmental proceedings or inquiries have been threatened against or, to the Corporation’s knowledge, are contemplated with respect to the Corporation or the Subsidiaries or with respect to their respective businesses, assets and/or properties;

(bbb)	none of the Subsidiaries is a reporting issuer (or equivalent) under the securities laws of any jurisdiction and has not made any filing or application to become a reporting issuer (or equivalent) in any jurisdiction;

(ccc)	there has never been a “reportable event” (within the meaning of National Instrument 51102 – Continuous Disclosure Obligations of the Canadian Securities Administrators)

with the present or former auditors of the Corporation or its Subsidiaries;

(ddd)	the audit committee of the Corporation is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators;

(eee)	the Corporation is an Eligible Issuer and a reporting issuer under Applicable Securities Laws in each of the provinces of Canada (other than Quebec); the Corporation is not in default in any material respect of any requirement of Canadian Securities Laws nor is included in a list of defaulting reporting issuers maintained by the Securities Commissions. In particular, without limiting the foregoing, the Corporation is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and, other than in respect of material change reports previously filed on a confidential basis and thereafter made public or material change reports previously filed on a confidential basis and in respect of which no material change ever resulted, no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offering constitutes a material change;

(fff)	the currently issued and outstanding Common Shares are listed and posted for trading on the TSX and no order ceasing or suspending trading in any securities of the Corporation or prohibiting the trading of any of the Corporation’s issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of the Corporation, threatened;

(ggg)	none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (Ontario)), had or has any material interest, direct or indirect, in any transaction within the previous three years or any proposed transaction that was or is material to the Corporation or the Subsidiaries;

(hhh)	other than the Achieve Acquisition as disclosed in the Prospectus, there are no “significant acquisitions” or “probable acquisitions” that would be a “significant acquisition” for the purposes of Applicable Securities Laws required to be disclosed in the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus or the Final Prospectus;

(iii)	the definitive form of certificate representing the Common Shares complies with the requirements of the OBCA and does not conflict with the constating documents of the Corporation;

(jjj)	each of the Corporation and the Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(kkk)	the Corporation has provided the Agents with all information reasonably requested by the Agents in connection with the Offering. The Corporation does not have knowledge of any material fact that has not been disclosed in the Prospectus, or to the Agents in connection with the transactions contemplated hereby. The Corporation has not withheld from the Agents any material information relating to the Corporation or to the Offering;

(lll)	neither the Corporation nor any Subsidiary has, and to the knowledge of the Corporation, no director, officer, agent, employee or other person associated with or acting on behalf of the Corporation or the Subsidiaries has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Corruption of Foreign Officials Act (Canada) or similar legislation; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment;

(mmm)	the operations of each of the Corporation and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of money laundering statutes, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority or arbitrator involving the Corporation or the Subsidiaries with respect to the Money Laundering Laws is pending, or to the Corporation’s knowledge threatened;

(nnn)	none of the Corporation or the Subsidiaries has, directly or indirectly: (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (ii) made any contribution to any candidate for public office, in either case where either the payment or the purpose of such contribution, payment or gift was, is or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Corporation or the Subsidiaries and their respective operations, and will not use any portion of the gross proceeds, in contravention of such legislation;

(ooo)	neither the Corporation nor any of the Subsidiaries, nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of the Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) and the Corporation will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC;

(ppp)	all clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Corporation or any Subsidiary (collectively, the “Clinical Trials”) have been and are being conducted in accordance with all applicable laws where such studies and tests are being conducted, including applicable laws administered by Governmental Authorities. Neither the Corporation nor any of the Subsidiaries has received any notices or written correspondence from any Governmental Authority with respect to any Clinical Trial requiring the termination or suspension of such Clinical Trial. All such Clinical Trials are insured by the trial sponsor against such losses and risks and in such amounts as are prudent and customary in the circumstances;

(qqq)	on May 5, 2020, the Corporation filed the Preliminary Prospectus in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and obtained a receipt dated May 5, 2020 from the Ontario Securities Commission (as principal regulator) and each of the other Securities Commissions in the provinces of British Columbia, Alberta, Saskatchewan and Manitoba pursuant to the Passport System; and

(rrr)	on May 6, 2020, the Corporation filed the Amended and Restated Preliminary Prospectus in each of the Qualifying Jurisdictions and obtained receipts dated May 6, 2020 from the Ontario Securities Commission (as principal regulator) and each of the other Securities Commissions pursuant to the Passport System.

7.       Closing Deliveries. The purchase and sale of the Offered Shares shall be completed at the Closing Time and any Option Closing Time, as applicable, at the offices of Torys LLP, Toronto, Ontario, or at such other place as the Co-Lead Agents and the Corporation may agree. At or prior to the Closing Time and any Option Closing Time, as applicable, the Corporation shall duly and validly deliver to the Agents one or more global or definitive share certificates representing the Offered Shares registered in the name of CDS & Co. or its nominee, or in such name or names as the Co-Lead Agents may direct (or its equivalent in the non-certificated inventory system of the Transfer Agent) against payment by the Agents to the Corporation, at the direction of the Corporation, in lawful money of Canada or the United States as may be agreed between the Corporation and the Agents by wire transfer(s) of an amount equal to the aggregate purchase price for the Offered Shares being issued and sold hereunder less the Commission and all of the out-of-pocket expenses of the Agents payable by the Corporation to the Agents in accordance with Section 15.

8.       Closing Conditions. The obligation of the Agents to complete the initial Closing shall be subject to the satisfaction of each of the following conditions (it being understood that the Agents may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of the following terms and conditions or any other or subsequent breach or non-compliance of the Corporation, provided that to be binding on the Agents any such waiver or extension must be in writing and signed by each of them):

(a)	the Agents shall have received an opinion, dated as of the Closing Date and subject to customary qualifications, of Torys LLP, Canadian counsel to the Corporation, or from local counsel in the Qualifying Jurisdictions (it being understood that such counsel may rely to the extent appropriate in the circumstances, (i) as to matters of fact, on certificates of the Corporation executed on its behalf by a senior officer of the Corporation and on certificates of the Transfer Agent as to the issued capital of the Corporation; and (ii) as to matters of fact not independently established, on certificates of the Corporation’s Auditors or a public official) with respect to the following matters:

(i)	as to the incorporation and subsistence of the Corporation under the OBCA and as to the corporate power and capacity of the Corporation to own and lease its properties and assets and to conduct its business as contemplated in the Prospectus, and to carry out the Offering and the transactions contemplated under the Transaction Documents and to perform its obligations hereunder and thereunder, respectively;

(ii)	as to the authorized and issued and outstanding share capital of the Corporation;

(iii)	that the Corporation has taken all necessary corporate action to authorize the: (a) execution and delivery of this Agreement and to perform its obligations thereunder; and (b) creation, issuance and delivery of the Offered Shares;

(iv)	that the execution and delivery of the Transaction Documents and the performance by the Corporation of its obligations thereunder does not and will not conflict with, result in a breach of or create a state of facts which, whether with or without the giving of notice or lapse of time or both, will result in a breach or violation of any of the terms, conditions or provisions of (A) the articles or by-laws of the Corporation, (B) the resolutions of the board of directors or the shareholders of the Corporation, or (C) the OBCA or the TSX Company Manual;

(v)	that this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to the Enforceability Qualifications;

(vi)	that the Over-Allotment Option has been duly and validly authorized and granted by the Corporation and the Option Shares issuable upon the exercise of the Over-Allotment Option have been duly and validly allotted and reserved for issuance by the Corporation and, upon the exercise of the Over-Allotment Option including receipt by the Corporation of payment in full therefor, the Option Shares will be duly and validly created, authorized, issued and outstanding as fully paid shares and non-assessable shares of the Corporation;

(vii)	all approvals, permits, consents, orders and authorizations have been obtained, all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under Canadian Securities Laws to qualify the distribution of the Offered Shares to the public in each of the Qualifying Jurisdictions through dealers duly and properly registered under the applicable laws of each of the Qualifying Jurisdictions who have complied with the relevant provisions of such laws and the terms of their registration;

(viii)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus, the Final Prospectus and if applicable, any Prospectus Amendment, and the filing of such documents under Canadian Securities Laws, and to authorize the use and delivery of the U.S. Memorandum;

(ix)	subject to the qualifications, assumptions, limitations and understandings set out therein, the statements set out in the Final Prospectus under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” are true and correct as at the date of the Final Prospectus;

(x)	that the attributes of the Common Shares conform in all material respects with the description thereof contained in the Final Prospectus;

(xi)	the Offered Shares have been duly authorized and validly issued as fully paid and non-assessable shares of the Corporation;

(xii)	the form of share certificate representing the Common Shares has been duly approved and adopted by the Corporation and complies with the constating documents of the Corporation, the OBCA and the TSX Company Manual;

(xiii)	the Offered Shares have been conditionally approved for listing on the TSX, subject only to satisfaction by the Corporation of the Standard Listing Conditions;

(xiv)	that the Transfer Agent, at its principal offices in the City of Toronto, Ontario, has been duly appointed as the transfer agent and registrar for the Common Shares; and

(xv)	as to such other matters as the Agents’ legal counsel may reasonably request prior to the Closing Time;

(b)	if any sales of Offered Shares have been effected in the United States, the Agents shall have received an opinion, dated as of the Closing Date and subject to customary qualifications, of Torys LLP, U.S. counsel to the Corporation, that the offer and sale of the Offered Shares pursuant to this Agreement in the United States does not require registration under the U.S. Securities Act;

(c)	the Agents shall have received favourable legal opinions by local counsel in the governing jurisdiction of each Material Subsidiary, in form and substance satisfactory to the Agents acting reasonably, dated the Closing Date, and with respect to the following matters: (i) the existence of the Material Subsidiary under the laws of its governing jurisdiction; (ii) as to the registered ownership of the issued and outstanding shares of the Material Subsidiary; (iii) that the Material Subsidiary has all requisite corporate power under the laws of its governing jurisdiction to carry on its business as presently carried on and as proposed to be carried on and to own or lease its properties and assets; (iv) to the knowledge of such counsel, there are no actions, suits, proceedings or investigations, pending or threatened, against the Material Subsidiary; and (v) to the knowledge of such counsel, there are no execution or judgements against the Material Subsidiary, nor any petitions into bankruptcy or any other bankruptcy proceeding against the Material Subsidiary;

(d)	the Agents shall have received lock-up agreements duly executed by the directors and executive officers of the Corporation and Greybrook Health Inc. providing that, for a period of 90 days following the initial Closing Date, such persons or companies will agree not to, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private agreement or otherwise, any Common Shares or other securities of the Corporation convertible into, exchangeable for or exercisable to acquire, any Common Shares, without the prior written consent of the Co-Lead Agents, on behalf of the Agents (such consent not to be unreasonably withheld or delayed), except in respect of a bona fide take-over bid or any other similar transaction made generally to all of the shareholders of the Corporation, provided that, in the event the change of control or other similar transaction is not completed, such securities shall remain subject to such lock-up agreement;

(e)	the Agents shall have received an incumbency certificate, dated as of the Closing Date, including specimen signatures of the Chief Executive Officer, the Chief Financial Officer and any other officer of the Corporation signing this Agreement or any document delivered hereunder;

(f)	the Agents shall have received a certificate, dated as of the Closing Date, of the Chief Executive Officer and the Chief Financial Officer of the Corporation (or such other officer or officers of the Corporation acceptable to the Agents, acting reasonably), to the effect that, to the best of their knowledge, information and belief, after due enquiry and without personal liability:

(i)	the representations and warranties of the Corporation in this Agreement are true and correct in all material respects (or, if qualified by materiality, in all respects) as if made at and as of the Closing Time and the Corporation has performed all covenants and agreements and satisfied all conditions on its part to be performed or satisfied in all material respects at or prior to the Closing Time;

(ii)	no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of the Common Shares in the Qualifying Jurisdictions has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending or threatened;

(iii)	the constating documents of the Corporation delivered at Closing are full, true and correct copies, unamended, and in effect on the date thereof;

(iv)	the minutes or resolutions or other records of various proceedings and actions of the Corporation’s board of directors relating to the Offering and delivered at Closing are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof; and

(v)	subsequent to the respective dates as at which information is given in the Prospectus, there has been no Material Adverse Effect, material change or event or occurrence that would reasonably be expected to result in a Material Adverse Effect or material change;

and each such statement shall be true and the Agents shall have no knowledge to the contrary;

(g)	the Agents shall have received a letter dated as of the Closing Date, in form and substance satisfactory to the Agents, from the Corporation’s Auditors confirming the continued accuracy of the comfort letter to be delivered to the Agents pursuant to subsection 4(a)(iv) with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Agents;

(h)	the Offered Shares shall have been conditionally approved for listing on the TSX, subject only to satisfaction by the Corporation of the Standard Listing Conditions;

(i)	the Agents shall have received a certificate from the Transfer Agent as to the number of Common Shares issued and outstanding as at a date no more than two Business Days prior to the Closing Date;

(j)	the Agents shall not have exercised any rights of termination set forth in this Agreement; and

(k)	the Agents shall have received such further documents as may be contemplated by this Agreement or as the Agents may reasonably require, provided, however, that the Agents or their counsel shall request any such certificate or document within a reasonable period prior to the Closing Time such that is sufficient for the Corporation to obtain and deliver such certificate, opinion or document.

The Corporation agrees that the aforesaid legal opinions and certificates to be delivered at the initial Closing Time will be addressed to the Agents and the Agents’ counsel.

The obligations of the Agents to complete any Closing other than: (i) the initial Closing; and (ii) the Over-Allotment Closing, shall be subject to the satisfaction of the conditions set forth in subsections 8(e), (f), (g), (h), (i), (j) and (k) only (it being understood that the Agents may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance of the Corporation, provided that to be binding on the Agents any such waiver or extension must be in writing and signed by each of them).

9.                  Over-Allotment Option Closing Conditions. The obligation of the Agents to complete the Over-Allotment Closing (in the event that the Over-Allotment Option is exercised by the Co-Lead Agents, on behalf of the Agents) shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement as of the Option Closing Date and the performance by the Corporation of its obligations under this Agreement. Any such closing shall be referred to as an “Over-Allotment Closing” and shall be conducted in the same manner as the Closing. At any Over-Allotment Closing, the Corporation and the Agents shall make all necessary payments and the Corporation shall, at its sole expense, deliver all of the certificates, opinions and other documents to be delivered by it on the Closing Date, each updated to the date of any such Over-Allotment Closing.

10.               All Terms to be Conditions. The Corporation agrees that the conditions contained in Section 8 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and that it will use its commercially reasonable efforts to cause all such conditions to be complied with. The Corporation further agrees that all representations, warranties, covenants and other terms of this Agreement shall be and shall be deemed to be conditions, and any breach or failure to comply with any of them will entitle any of the Agents to terminate its obligations to purchase the Offered Shares, by written notice to that effect given to the Corporation at or prior to the Closing Time and any Option Closing Time.

11.               Termination Events. Any Agent may terminate its obligations on or before Closing and any Over-Allotment Closing if, commencing on the date hereof and prior to the Closing Time or Option Closing Time, as applicable:

(a)	there shall occur or be discovered by the Agents (or any of them) any material change in the business, financial condition, assets, liabilities (contingent or otherwise), results of operations or prospects of the Corporation and the Subsidiaries (taken as a whole) or any change in any material fact contained or referred to in the Final Prospectus or any amendment thereto, or there shall exist any material fact which is, or may be, of such a nature as to render the Preliminary Prospectus, Amended and Restated Preliminary Prospectus, Final Prospectus or any Prospectus Amendment, untrue, false or misleading in a material respect or result in a misrepresentation (other than a change or fact related solely to the Agents), in each case, which in the reasonable opinion of the Agents (or any of them), seriously adversely affects or may seriously adversely affect, the business, operations or affairs of the Corporation and the Subsidiaries taken as a whole or prevents or restricts trading in or the distribution of the Common Shares or seriously adversely affects or might reasonably be expected to seriously adversely affect the market price or value of the Common Shares;

(b)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is instituted, announced or threatened or any order is issued by any Governmental Authority or otherwise (other than an inquiry, investigation, proceeding or order based upon the activities or alleged activities of the Agents), or there is any change of law, or the interpretation or administration thereof, which in the reasonable opinion of the Agents (or any of them), operates to prevent or restrict the trading in the Common Shares or the distribution of the Common Shares, seriously adversely affects or may seriously adversely affect, the business, operations or affairs of the Corporation and the Subsidiaries taken as a whole or seriously adversely affects or might reasonably be expected to seriously adversely affect the market price or value of the Common Shares;

(c)	there should be announced, develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence, acts of hostilities or escalation thereof (including as a result of the COVID-19 pandemic, but only to the extent there are any material adverse developments in Canada or the United States related thereto after the date of this Agreement) or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions or any action, law, regulation or inquiry which, in the reasonable opinion of the Agents (or any of them), materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the United States, seriously adversely affects or may seriously adversely affect, the business, operations or affairs of the Corporation and the Subsidiaries taken as a whole, prevents or restricts trading in or the distribution of the Common Shares or seriously adversely affects or might reasonably be expected to seriously adversely affect the market price or value of the Common Shares;

(d)	the due diligence investigations performed by or on behalf of the Agents reveal any material information or fact not currently generally known to the public which might, in the sole opinion of the Agents (or any one of them), acting reasonably, adversely affect the market price of the Common Shares, quality of the investment or marketability of the Offering; or

(e)	the Corporation is in material breach of a term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement becomes or is false in a material respect (or, in the case of representations or warranties qualified by materiality, in any respect).

Upon the occurrence of any of the foregoing events, any Agent shall be entitled to terminate and cancel its obligations to the Corporation hereunder by written notice to that effect given to the Corporation and the Co-Lead Agents prior to the Closing and any Over-Allotment Closing.

12.               Exercise of Termination Right. If this Agreement is terminated by any of the Agents pursuant to Section 11, there shall be no further liability to the Corporation on the part of such Agent or of the Corporation to such Agent, except in respect of any liability that may have arisen or may thereafter arise under Sections 14 and 15. The right of the Agents or any one of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Agent under Section 11 shall not be binding upon the other Agents.

13.               Survival of Representations and Warranties. All terms, warranties, representations, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Offered Shares and will continue in full force and effect for the benefit of the Agents and/or the Corporation, as the case may be, regardless of any subsequent disposition of the Offered Shares or any investigation by or on behalf of the Agents with respect thereto for a period ending on the latest date under Canadian Securities Laws (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes) that an action may be commenced or a right of rescission may be exercised with respect to a misrepresentation contained in the Final Prospectus or, if applicable, any Prospectus Amendment. The Agents and/or the Corporation, as the case may be, will be entitled to rely on the representations and warranties of the other parties contained in this Agreement or delivered pursuant to this Agreement notwithstanding any investigation, which the Agents and/or the Corporation may undertake or which may be undertaken on the Agents’ and/or Corporation’s behalf, as the case may be.

14.               Indemnity and Contribution.

The Corporation agrees to indemnify and hold harmless the Agents (and any investment dealer who is a member of any soliciting dealer group formed by the Agents pursuant to the provisions of this Agreement or with whom any Agent has a contractual relationship with respect to the Offering) and each of their subsidiaries and affiliates, and each of their respective directors, officers, employees, partners, agents and advisors (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all losses (except loss of profit), inquiry, claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel in connection with any inquiry, action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the performance of professional services rendered to the Corporation by an Indemnified Party hereunder or otherwise in connection with the matters referred to in this Agreement, whether performed before or after the Corporation’s execution of this Agreement, including in connection with Claims relating to or arising from the following:

(a)	any information or statement (except any information or statement relating solely to or provided by the Agents) contained in the Offering Documents, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any omission or any alleged omission to state therein any fact or information (except facts or information relating solely to the Agents and provided by the Agents) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they are made;

(b)	the omission or alleged omission to state in any certificate of the Corporation or of any officers of the Corporation delivered in connection with the Offering any material fact (except facts or information relating solely to the Agents and provided by the Agents) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(c)	any order made or any Claim commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation (as defined in the Securities Act (Ontario)) or alleged misrepresentation (except a misrepresentation relating solely to the Agents and provided by the Agents) in the Offering Documents (except any document or material delivered or filed solely by the Agents) based upon any failure or alleged failure to comply with Applicable Securities Laws (other than any failure or alleged failure to comply by the Agents) preventing and restricting the trading in or the sale of the Common Shares under the Offering;

(d)	the non-compliance or alleged non-compliance by the Corporation with any material requirement of Applicable Securities Laws, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(e)	breach of any representation, warranty or covenant of the Corporation contained in this Agreement or the failure of the Corporation to comply in all material respects with any of its obligations hereunder, and further agrees to immediately reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim; provided that the foregoing indemnity shall not be applicable to any Indemnified Party in respect of any Claim to the extent the losses, expenses, claims, actions, damages or liabilities covered by such Claim are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the gross negligence, willful misconduct, or fraud of such Indemnified Party.

The Corporation also agrees that no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on the Corporation’s behalf or in right for or in connection with the performance of professional services rendered to the Corporation by an Indemnified Party hereunder or otherwise in connection with the matters referred to in this Agreement, whether performed before or after the Corporation’s execution of this Agreement, except to the extent that any losses, expenses, Claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the Indemnified Party’s breach of this Agreement, or the gross negligence, wilful misconduct or fraud of such Indemnified Party.

In the event and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that an Indemnified Party breached this Agreement, or was grossly negligent or guilty of wilful misconduct, fraud or dishonesty in connection with a Claim in respect of which the Corporation has advanced funds to the Indemnified Party pursuant to this indemnity, such Indemnified Party shall immediately reimburse such funds to the Corporation and thereafter this indemnity shall not apply to such Indemnified Party in respect of such Claim.

In case any Claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any Claim in respect of which indemnification may be sought against the Corporation, the Indemnified Party will give the Corporation prompt written notice of any such Claim of which the Indemnified Party has knowledge and the Corporation will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel reasonably acceptable to the Indemnified Parties affected and the payment of all reasonable fees and out-of-pocket expenses. Failure by the Indemnified Party to so notify shall not relieve the Corporation of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in the forfeiture by the Corporation of substantive rights or defences or to the extent that the Corporation is materially prejudiced thereby.

No admission of liability and no settlement, compromise or termination of any Claim shall be made without the Corporation’s consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld.

Notwithstanding that the Corporation will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(a)	the employment of such counsel has been authorized in writing by the Corporation;

(b)	the Corporation has not assumed the defence within a reasonable period of time after receiving notice of such Claim;

(c)	the named parties to any such Claim include both the Corporation and the Indemnified Party and the Indemnified Party shall have been advised by counsel that there may be a conflict of interest between the Corporation and the Indemnified Party; or

(d)	the Indemnified Party has been advised in writing by counsel that there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Corporation, which makes representation by the same counsel inappropriate.

The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.

If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or insufficient to hold them harmless, then the Corporation shall contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Indemnified Parties on the other hand, but also the relative fault of the Corporation and the Indemnified Parties, as well as any other equitable considerations which may be relevant; provided that the Corporation shall, in any event, contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim, any amount in excess of the fees actually received by the Indemnified Parties hereunder in which case such fees and expenses will be for the Corporation’s account.

The Corporation hereby acknowledges the Agents as trustee for each of the other Indemnified Parties of the Corporation’s covenants under this indemnity with respect to such persons and the Agents agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

15.               Expenses. The Corporation shall pay all expenses and fees in connection with the Offering, including: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares and the filing of the Preliminary Prospectus, the Amended and Restated Preliminary Prospectus and the Final Prospectus; (ii) the fees and expenses of the Corporation’s legal counsel and of local counsel to the Corporation; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; and (iv) the reasonable fees and disbursements (including applicable taxes) of the Agents’ legal counsel to a maximum of $90,000 (except in the event that the Offering is not completed, in which case such amount shall not exceed $60,000) exclusive of taxes and disbursements, whether or not the Offering is completed.

16.               Standstill Period. During the period commencing on the date hereof and ending on the day which is 90 days following the initial Closing Date, the Corporation shall not, without the prior written consent of the Co-Lead Agents, on behalf of the Agents, such consent not to be unreasonably withheld or delayed, directly or indirectly, issue, agree to issue, or announce an intention to issue, any additional debt, Common Shares or any securities convertible into or exchangeable for Common Shares, or enter into any agreement or arrangement under which the Corporation acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares or agree to become bound to do so, or disclose to the public any intention to do so, except: (i) in connection with the exchange, transfer, conversion or exercise of existing outstanding securities or existing commitments to issue securities; (ii) in connection with an arm’s length acquisition; (iii) pursuant to the grant of stock options or other compensation securities exercisable or convertible into Common Shares pursuant to any long term incentive plan that the Corporation may adopt from time to time for the benefit of its directors, officers, employees and consultants; or (iv) Common Shares under the Offering (including, for greater certainty, Option Shares under the Over-Allotment Option).

17.               Agents’ Authority. The Corporation shall be entitled to and shall act on any notice, request, direction and other communication given or agreement entered into by or on behalf of the Agents by the Co-Lead Agents who shall represent the Agents and have authority to bind the Agents hereunder, except for any matters pursuant to Sections 8, 9, 11, 12 or 14.

18.               Compliance with U.S. Securities Laws. The Agents make the representations, warranties and covenants applicable to them in Schedule “A” hereto and agree, on behalf of themselves and their U.S. Placement Agents, for the benefit of the Corporation, to comply with the selling restrictions imposed by the laws of the United States and by applicable state law and set forth in Schedule “A” hereto. Notwithstanding the foregoing provisions of this section, an Agent will not be liable to the Corporation under this section or Schedule “A” with respect to a violation by another Agent or such Agent’s U.S. Placement Agent of the provisions of this Section or Schedule “A” if the former Agent (or its U.S. Placement Agent) is not itself also in violation; and the Corporation makes the representations, warranties and covenants applicable to it in Schedule “A”.

19.               Conflict. The Corporation acknowledges that the Agents and their affiliates carry on a range of businesses, including providing stockbroking, investment advisory, research, investment management and custodial services to clients and trading in financial products as agent or principal. It is possible that the Agents and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation’s interests under this Agreement.

20.               No Fiduciary Duty. The Corporation hereby acknowledges that the Agents are acting solely as agents in connection with the offer and sale of the Offered Shares. The Corporation further acknowledges that the Agents are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Agents act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other person in connection with any activity that the Agents may undertake or have undertaken in furtherance of such offer and sale of the Corporation’s securities, either before or after the date hereof. The Agents hereby expressly disclaim any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Agents agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Agents to the Corporation regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Corporation’s securities, do not constitute advice or recommendations to the Corporation. The Corporation and the Agents agree that the Agents are acting as principal and not the agent or fiduciary of the Corporation and no Agent has assumed, and no Agent will assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Agent has advised or is currently advising the Corporation on other matters). The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Agents with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Corporation in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

21.               Time of the Essence. Time shall be of the essence of this Agreement.

22.               Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in Ontario and the parties hereto irrevocably attorn to the jurisdiction of the courts of such province.

23.               Funds. Unless otherwise specified, all funds referred to in this Agreement shall be in Canadian dollars.

24.               Notices. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “Notice”) shall be in writing addressed as follows:

(a)            If to the Corporation, to:

Greenbrook TMS Inc.

890 Yonge Street, 7th Floor
Toronto, Ontario M4W 3P4

Attention:       Erns Loubser, Chief Financial Officer

Email:               eloubser@greenbrooktms.com

with a copy (which shall not constitute notice) to:

Torys LLP

79 Wellington Street West
Suite 3000, TD South Tower
Toronto, Ontario M5K 1N2

Attention:       Robbie Leibel

Fax:                  416.865.8201

Email:               rleibel@torys.com

(b)            If to the Agents, to:

Bloom Burton Securities Inc.
65 Front Street East, Suite 300
Toronto, Ontario M5E 1B5

Attention:       Jolyon Burton

Email:               jburton@bloomburton.com

Clarus Securities Inc.

130 King Street West, Suite 3640

Toronto, Ontario M5X 1A9

Attention:       Robert Orviss

Email:               ROrviss@ClarusSecurities.com

Canaccord Genuity Corp.
161 Bay Street, Suite 3000
Toronto, Ontario M5J 2S1

Attention:       Steve Winokur

Email:               swinokur@cgf.com

Desjardins Securities Inc.
25 York Street, Suite 1000
Toronto, Ontario M5J 2V5

Attention:       William Tebbutt

Email:               bill.tebbutt@desjardins.com

Stifel Nicolaus Canada Inc.
145 King Street West, Suite 300
Toronto, Ontario M5H 1J8

Attention:       Matthew Gaasenbeek

Email:               mgaasenbeek@stifel.com

with a copy (which shall not constitute notice) to:

Dentons Canada LLP

77 King Street West, Suite 400
Toronto-Dominion Centre
Toronto, Ontario M5K 0A1

Attention:       Ora Wexler

Fax:                  416.863.4592

Email:               ora.wexler@dentons.com

or to such other address as any of the persons may designate by Notice given to the others.

Each Notice shall be personally delivered to the addressee or sent by fax or email to the addressee and (i) a Notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a Notice which is sent by fax or email shall be deemed to be given and received on the first Business Day following the day on which it is sent.

25.               Entire Agreement. The provisions herein contained constitute the entire agreement between the parties relating to the Offering and supersede all previous communications, representations, understandings and agreements between the parties including the Engagement Letter, with respect to the subject matter hereof whether verbal or written. This Agreement may be amended or modified in any respect by written instrument only.

26.               Severability. If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

27.               Public Announcement. If the Agents so request, the Corporation shall include a reference to the Agents and their role in the Offering in any press release or other public communication issued by the Corporation related to the Offering. The Corporation shall provide the Agents with a reasonable opportunity to review a draft of any proposed announcement and an opportunity to provide comments thereon. Provided the Offering is completed, the Agents (or any one of them) shall be permitted to publish, at their own expense, a such advertisements or announcements relating to the services provided in respect of the Offering in such newspapers or other publications as the Agents (or any one of them) consider appropriate, and shall further be permitted to post such advertisements or announcements on their websites.

28.               Headings. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

29.               Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation and the Agents and their respective successors and permitted assigns.

30.               Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

31.               Counterparts. This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

32.               Language. The parties hereto confirm their express wish that this agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language. Les parties reconnaissent leur volonté express que la présente convention ainsi que tous les documents et contrats s ’y rattachant directement ou indirectement soient rédigés en anglais.

33.               Facsimile, etc. The Corporation and the Agents shall be entitled to rely on delivery by facsimile or other electronic means of an executed copy of this Agreement and acceptance by the Corporation and the Agents of that delivery shall be legally effective to create a valid and binding agreement between the Corporation and the Agents in accordance with the terms of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Agents.

Yours very truly,

BLOOM BURTON SECURITIES INC.

Per:	(signed) “Jolyon Burton”
Authorized Signing Officer

CLARUS SECURITIES INC.

Per:	(signed) “Robert Orviss”
Authorized Signing Officer

CANACCORD GENUITY CORP.

Per:	(signed) “Steve Winokur”
Authorized Signing Officer

DESJARDINS SECURITIES INC.

Per:	(signed) “William Tebbutt”
Authorized Signing Officer

STIFEL NICOLAUS CANADA INC.

Per:	(signed) “Matthew Gaasenbeek”
Authorized Signing Officer

The foregoing is hereby accepted and agreed to as of the date first written above.

GREENBROOK TMS INC.

Per:	(signed) “Erns Loubser”
Authorized Signing Officer

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

As used in this Schedule “A” and related exhibit, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agency Agreement to which this Schedule “A” is annexed and to which it forms a part, and the following terms shall have the meanings indicated:

(a)	“AI Subscription Agreement” means an Accredited Investor Subscription Agreement in the form attached as Exhibit B to the U.S. Memorandum;

(b)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S;

(c)	“Foreign Private Issuer” means a “foreign private issuer” as that term is defined in Rule 405 of the U.S. Securities Act;

(d)	“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over television, radio or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(e)	“Offshore Transaction” means an “offshore transaction” as defined in Rule 902(h) of Regulation S;

(f)	“Qualified Institutional Buyer Letter” means a Qualified Institutional Buyer Letter in the form attached as Exhibit A to the U.S. Memorandum;

(g)	“SEC” means the United States Securities and Exchange Commission;

(h)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S; and

(i)	“U.S. Investment Company Act” means the United States Investment Company Act of 1940. Representations, Warranties and Covenants of the Agents

Each of the Agents acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws, and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws. Accordingly, each of the Agents, severally and not jointly, represents, warrants and covenants to the Corporation that:

1.	It has not offered or sold, and will not offer or sell any Offered Shares in the United States except as provided in paragraphs 2 through 11 below. Accordingly, none of the Agent, its U.S. Placement Agent or any persons acting on its or their behalf has made or will make (except as permitted in paragraphs 2 through 11 below) (i) any offer to sell or any solicitation of an offer to buy, any Offered Shares to any person in the United States, (ii) any sale of Offered Shares to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States, or such Agent, U.S. Placement Agent or person acting on behalf of either reasonably believed that such Purchaser was outside the United States, or (iii) any Directed Selling Efforts in respect of the Common Shares. In connection with offers and sales of Offered Shares outside the United States, the Agent, its U.S. Placement Agent or any person acting on its or their behalf, have complied and will comply with the requirements for an Offshore Transaction in respect of such Offered Shares.

2.	All offers of the Offered Shares by it in the United States will be effected by its U.S. Placement Agent in accordance with all applicable U.S. federal and state broker-dealer requirements. Such U.S. Placement Agent is and will be, on the date of each offer and subsequent sale of Offered Shares in the United States, (i) duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and (ii) a member of and in good standing with the Financial Industry Regulatory Authority, Inc.

3.	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares, except with any Selling Firm (including the U.S. Placement Agents) or with the prior written consent of the Corporation. It shall require each Selling Firm (including the U.S. Placement Agents) to agree, for the benefit of the Corporation, to comply with, and shall use commercially reasonable efforts to ensure that each Selling Firm (including U.S. Placement Agent) complies with, the provisions of this Schedule “A” applicable to such Agent as if such provisions applied to such Selling Firm (including U.S. Placement Agent).

4.	Offers of Offered Shares by it and its U.S. Placement Agent in the United States have not been and will not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5.	Immediately prior to offering Offered Shares to a person in the United States, the Agent and its U.S. Placement Agent had a pre-existing relationship and has reasonable grounds to believe and did believe that such offeree is either a Qualified Institutional Buyer or an Accredited Investor, and at the Closing Time and Option Closing Time, as applicable, the Agent and its U.S. Placement Agent shall have reasonable grounds to believe and shall believe that each such person who is purchasing Offered Shares is either a Qualified Institutional Buyer or an Accredited Investor.

6.	Each person offered Offered Shares by it and its U.S. Placement Agent in the United States has been or shall be provided with a copy of the U.S. Memorandum. Prior to any sale of Offered Shares to such a person in the United States or to such a person who was offered Offered Shares in the United States, each such Purchaser shall be provided with a copy of the U.S. Memorandum, and no other written material was used in connection with the offer and sale of the Offered Shares in the United States.

7.	It agrees that it will not complete the sale of any Offered Shares to any Purchaser within the United States or who was offered the Offered Shares in the United States, unless it has received, and provided to the Corporation, an executed Qualified Institutional Buyer Letter or an AI Subscription Agreement, as applicable.

8.	All Purchasers that are in the United States who were offered Offered Shares by the Agent through its U.S. Placement Agent or that were offered Offered Shares in the United States by the Agent through its U.S. Placement Agent shall be informed that the Offered Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such Purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 4(a)(2) of the U.S. Securities Act.

9.	At least one Business Day prior to each of the Closing Time and any Option Closing Time, if applicable, the Transfer Agent and the Corporation will be provided with: (a) a list of all Purchasers who were offered Offered Shares in the United States by the Agent through its U.S. Placement Agent; and (b) all executed Qualified Institutional Buyer Letters or AI Subscription Agreements, as applicable.

10.	At each of the Closing Time and any Option Closing Time, if applicable, each Agent together with its U.S. Placement Agent that offered Offered Shares in the United States, will provide to the Corporation a certificate in the form of Exhibit “A” to this Schedule “A” relating to the manner of the offer and sale of Offered Shares in the United States or will be deemed to have represented and warranted that it and its U.S. Placement Agent did not offer Offered Shares in the United States.

11.	None of the Agent, or any of its directors, executive officers, general partners, managing members or other officers participating in the Offering, or any other person associated with the Agent who will receive, directly or indirectly, remuneration for solicitation of Purchasers pursuant to Rule 506(b) of Regulation D (each, an “Agent Covered Person” and, together, “Agent Covered Persons”), is subject to any Disqualification Event except for a Disqualification Event (A) covered by Rule 506(d)(2)(i) to (iii) of Regulation D, and (B) a description of which has been furnished in writing to the Corporation prior to the date hereof or, in the case of a Disqualification Event occurring after the date hereof, prior to the Closing Date. The U.S. Placement Agent has exercised reasonable care to determine: (A) the identity of each person that is an Agent Covered Person, and (B) whether any Agent Covered Person is subject to a Disqualification Event.

12.	None of the Agent, the U.S. Placement Agent, or any person acting on its or their behalf has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with the Offering.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1.	The Corporation is a Foreign Private Issuer with no Substantial U.S. Market Interest in its Common Shares and is not registered or required to be registered as an “investment company” under the U.S. Investment Company Act and after giving effect to the offering and sale of the Offered Shares and the application of the proceeds thereof as described in the Prospectus, will not be, registered or required to register as an “investment company” pursuant to the provisions of the U.S. Investment Company Act.

2.	Except with respect to offers and sales of Offered Shares to Qualified Institutional Buyers or Accredited Investors in reliance upon an exemption from registration under the U.S. Securities Act pursuant to Section 4(a)(2) of the U.S. Securities Act, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Agents, their U.S. Placement Agents and any person acting on their behalf, as to whom no representation, warranty, covenant or agreement is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to a person in the United States; or (B) any sale of Offered Shares unless, at the time the buy order was or will have been originated, the Purchaser is (i) outside the United States, or (ii) the Corporation and any person acting on its behalf (other than the Agents, their affiliates and any person acting on their behalf, as to whom no representation is made) reasonably believe that the Purchaser is outside the United States.

3.	Neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Agents, their U.S. Placement Agents and any person acting on their behalf, as to whom no representation, warranty, covenant or agreement is made), has made or will make any Directed Selling Efforts in respect of the Common Shares, or has taken or will take any action that would cause the exclusion from registration afforded by Rule 903 of Regulation S or the exemption from registration afforded by Section 4(a)(2) of the U.S. Securities Act to be unavailable for offers and sales of the Offered Shares pursuant to the Agency Agreement.

4.	None of the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Agents, their U.S. Placement Agents and any person acting on their behalf, as to whom no representation, warranty, covenant or agreement is made) have (i) engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Shares in the United States, or (ii) undertaken any activity in a manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5.	In connection with offers and sales of Offered Shares outside the United States, the Corporation, its affiliates, and any person acting on its or their behalf (other than the Agents and their U.S. Placement Agents or any person acting on their behalf, as to which no representation or warranty is made) have complied and will comply with the requirements for an Offshore Transaction in respect of such Offered Shares.

6.	None of the Corporation, any director, executive officer, other officer of the Corporation participating in the Offering, any beneficial owner of 20% or more of the Corporation’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Corporation in any capacity at the time of sale (each, a “Corporation Covered Person” and, together, “Corporation Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) of Regulation D. The Corporation has exercised reasonable care to determine: (A) the identity of each person that is a Corporation Covered Person, and (B) whether any Corporation Covered Person is subject to a Disqualification Event. The Corporation has complied, to the extent applicable, with its disclosure obligations under Rule 506(e) of Regulation D, and has furnished to the Agents a copy of any disclosures provided thereunder.

7.	None of the Corporation, its affiliates or any person on behalf of any of them (other than the Agents, the U.S. Placement Agents, any Selling Firm member, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty or covenant is made) has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with the Offering.

8.	The Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or any applicable state securities laws in connection with the Offering.

EXHIBIT “A”

TO SCHEDULE “A”

AGENT’S CERTIFICATE

In connection with the private placement in the United States of common shares (the “Securities”) of Greenbrook TMS Inc. (the “Corporation”) pursuant to the Agency Agreement dated May 15, 2020 among the Corporation and the agents named therein (the “Agents”), each of the undersigned does hereby certify as follows with respect to its activities:

(i)	the undersigned U.S. Placement Agent who offered Offered Shares in the United States is on the date hereof and was on the date of each offer and subsequent sale by the Corporation of such Securities in the United States duly registered as a broker or dealer under the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(ii)	all offers and sales of Offered Shares in the United States were made only through the U.S. Placement Agent and have been effected in accordance with all applicable U.S. federal and state broker-dealer requirements;

(iii)	each offeree of Offered Shares in the United States was provided with a copy of the U.S. Memorandum, and no other written material was used in connection with the offer and sale of Offered Shares in the United States;

(iv)	immediately prior to transmitting the U.S. Memorandum to offerees of Offered Shares in the United States, we had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer or an Accredited Investor, and, on the date hereof, we continue to believe that: (A) each person offered Offered Shares in the United States, in each case that is purchasing such securities from the Corporation, is a Qualified Institutional Buyer or an Accredited Investor;

(v)	we obtained from each purchaser in the United States, an executed Qualified Institutional Buyer Letter or an AI Subscription Agreement, as applicable, and we have delivered copies of the same to the Corporation;

(vi)	no form of General Solicitation or General Advertising, or any Directed Selling Efforts, was used by us in connection with the offer of the Offered Shares in the United States;

(vii)	neither we nor the U.S. Placement Agent have taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act; and

(viii)	the offering of Offered Shares in the United States has been conducted by us through the U.S. Placement Agent in accordance with the terms of the Agency Agreement, including Schedule “A” thereto.

Terms used in this certificate have the meanings given to them in the Agency Agreement (including in Schedule “A” thereto) unless otherwise defined herein.

A- 2

Dated this ___ day of_____________ , 2020.

AGENT:		U.S. PLACEMENT AGENT:

[Insert Name of Agent]		[Insert Name of U.S. Placement Agent]

By:	By:
Name:		Name:
Title:		Title: